AGREEMENT


       This is an Agreement by and between General Lumber & Supply Co., Inc. and Sylvia Machulak:

       WHEREAS, General Lumber & Supply Co., Inc. owes Sylvia Machulak the sum of $311,600.00, plus interest at the rate of 10% per annum for the month of August, 2009, upon a promissory note and does not have sufficient cash to pay this debt;

       WHEREAS, General Lumber & Supply Co., Inc. owns 3,213,600 shares of the common stock at Commerce Group Corp., and Sylvia Machulak is willing to accept said shares in lieu of cash as payment of the principal balance of the note;

       NOW THEREFORE, the parties agree as follows:

       1. In full payment of the promissory note attached to this Agreement, General Lumber & Supply Co., Inc. will, contemporaneously with the signing of this Agreement, pay Sylvia Machulak the sum of $2,596.67 for interest to date and will assign 3,213,600 shares of Commerce Group Corp. to pay the principal balance on said note in full.

       2. To effectuate this Agreement, the parties will execute whatever documents are required to cause the assignment of said shares and evidence that the note is paid in full.

       Dated this 31st day of August, 2009.

General Lumber & Supply Co., Inc.


/s/ Frank J. Kulakowski                  /s/ Sylvia Machulak
_________________________________        ________________________________
By: Frank J. Kulakowski,                 Sylvia Machulak
    Executive Vice President